Exhibit 99.1

CollPlant Holdings Ltd.
3 Sapir Street, Weizmann Science Park

Ness-Ziona

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 13, 2018

The annual general meeting of Shareholders of CollPlant Holdings Ltd. (the “Company”) will be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. law firm, at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, on December 13, 2018 at 10:00 a.m. Israel time, or at any adjournment (the “General Meeting”), for the following purposes:

1.	To approve the re-election of Messrs. David Tsur, Adi Goldin, Dr. Abraham Havron, Scott R. Burell and Dr. Wolfgang Ruttenstorfer to the board of directors of the Company (the “Board of Directors”), each until the next annual general meeting of shareholders (a separate vote for each director will be taken); and

2.	To re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2018, and for an additional period until the next annual general meeting of shareholders, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements and the Board of Directors' report of the Company for the fiscal year ended December 31, 2017.

The Company is currently unaware of any other matters that may be raised at the General Meeting. If any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, par value ILS 0.03 per share (the “Ordinary Shares”), and holders of American Depositary Shares (“ADSs”), each representing 50 Ordinary Shares, evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”) by the close of business on November 7, 2018 shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote FOR each of the proposals.

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares be represented. Accordingly, holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the form of the voting instruction card.

Shareholders registered in the Company's shareholders’ register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange Ltd. (“TASE”) may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company's offices so that it is received by the Company no later than December 13, 2018, at 6:00 a.m. Israel time. Shareholders registered in the Company's shareholders’ register in Israel and shareholders who hold Ordinary Shares through members of the TASE who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation (as the case may be), an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date (as defined below). Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Execution of a the voting card and/or the proxy card will not in any way affect a shareholder’s right to attend the General Meeting, and any person has the right to revoke it at any time before the deadline by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or a duly executed proxy card and/or voting instruction card bearing a later date.

The Board of Directors recommends the Company's shareholders to vote in favor of all of the proposals on the agenda of the General Meeting, which are described in the attached Proxy Statement.

Sincerely,

David Tsur
Chairman of the Board of Directors

CollPlant Holdings Ltd.
3 Sapir Street, Weizmann Science Park

Ness-Ziona

Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, par value ILS 0.03 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), each representing 50 Ordinary Shares, evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of CollPlant Holdings Ltd. (the “Company” or “Collplant”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the annual general meeting of shareholders (the “General Meeting”), to be held on December 13, 2018, at 10:00 a.m., Israel time, at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. law firm, at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To approve the re-election of Messrs. David Tsur, Adi Goldin, Dr. Abraham Havron, Scott R. Burell and Dr. Wolfgang Ruttenstorfer to the Board of Directors, each until the next annual general meeting of shareholders (a separate vote for each director will be taken); and

2.	To re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2018, and for an additional period until the next annual general meeting of shareholders, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements and the Board of Directors' report of the Company for the fiscal year ended December 31, 2017.

The Company is currently unaware of any other matters that may be raised at the General Meeting. If any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than November 8, 2018.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the proposals.

Who Can Vote

Only shareholders and ADS holders at the close of business on November 7, 2018 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on October 31, 2018, the Company had outstanding 190,535,668 Ordinary Shares, each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

How You Can Vote

Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote. Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon as depositary, (“BNY Mellon”), and the holders of the Company’s ADSs (the “Deposit Agreement”), BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Shareholders registered in the Company's shareholders’ register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange (the “TASE”) may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company's offices so that it is received by the Company no later than on December 13, 2018, at 6:00 a.m. Israel time. Shareholders registered in the Company's shareholders’ register in Israel and shareholders who hold Ordinary Shares through members of the TASE who vote their Ordinary Shares by proxy card must also provide the Company with a copy of their identity card, passport or certification of incorporation (as the case may be), an ownership certificate confirming their ownership of the Ordinary Shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Voting instructions cards are being distributed to ADS holders on or about November 7, 2018. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Quorum

Two or more shareholders present, personally or by proxy, holding not less than 20% of the outstanding ordinary shares (including ordinary shares represented by ADSs) shall constitute a quorum for the General Meeting. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the same day next week following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the board of directors in a notification to the shareholders. If a quorum is not present at the adjourned General Meeting within half an hour from the time appointed for such adjourned General Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the General Meeting was convened. Abstentions are counted as holders present for the purpose of determining a quorum.

Vote Required for the Proposals

The approval of Proposals 1 and 2, each require the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

Position Statement

To the extent you would like to submit a position statement with respect to any of the proposals described in the Proxy Statement pursuant to the Israeli Companies Law of 1999 (the “Companies Law”) you may do so by delivery of appropriate notice to Company’s offices (Attention: Eran Rotem, Deputy CEO and CFO) located at 3 Sapir Street, Weizmann Science Park, Ness-Ziona, Israel, not later than ten days before the General Meeting date (i.e., December 3, 2018).

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings with the Commission may be inspected without charge at the Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. The Company’s filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Directors and Officers Compensation

For information concerning the General compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2017 see Item 6.B. of the Company's annual report on Form 20-F for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 20, 2018 (the “2017 Annual Report”).

THE BOARD OF DIRECTORS RECOMMENDS THAT

YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

RE-ELECTION OF DIRECTORS

At the General Meeting, five directors are to be re-elected, who, together with the two (2) serving external directors, will constitute the Board of Directors. Each of the re-elected directors will hold office until the next annual general meeting of shareholders, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the General Meeting, the current directors shall continue to hold office. Unless otherwise instructed, all proxies will be voted in favor of the five nominees listed below. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Messrs. David Tsur, Adi Goldin, Dr. Abraham Havron, Scott R. Burell and Dr. Wolfgang Ruttenstorfer has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A

For information on the compensation terms of each of the directors, see “Directors and Officers Compensation” above and Items 6B and 6C in the 2017 Annual Report. In addition, the directors will continue to benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and from the letters of indemnification provided to them by the Company.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

David Tsur has served on the Board of Directors since March 2017 and became Chairman in January 2018. Mr. Tsur has served as Active Deputy Chairman of the board of directors of Kamada (NASDAQ: KMDA) since July 2015 on a part-time basis. Prior to that, Mr. Tsur served as Kamada’s Chief Executive Officer and as a director since its inception in 1990. Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attache in Argentina and Iran. Mr. Tsur holds a Bachelor of Art degree in Economics and International Relations and an MBA in Business Management from the Hebrew University in Jerusalem.

Adi Goldin has served on the Board of Directors since May 2010, and from May 2016 to January 2018 acted as our chairman. Mr. Goldin has over 15 years of experience in the life science, industrial, and technology industries in the areas of investments, business strategy, deal structure, and company management. For the last 13 years, Mr. Goldin has served as a vice president at Docor International BV, and has played a key role in investing, managing, and nurturing technology-driven companies and startups in the information technology, industrial, and life science industries. Mr. Goldin also serves on the board of several portfolio companies of Docor. Until 2010, Mr. Goldin was the chief executive officer of Softlib Ltd., an information technology company. Previously, Mr. Goldin was VP of investments and analysis at Inventech Investment Company Ltd. (TASE: IVTC), where he took an active role in building startup companies and was involved in public offerings, M&A, and various aspects of the capital markets. In addition, Mr. Goldin was part of the teaching staff of the Executive MBA program run by Tel Aviv University. Mr. Goldin participated in the International Marketing and Global Consulting Program, a joint project of the University of Pennsylvania’s Wharton Business School and Tel Aviv University’s Business School. Mr. Goldin is a member of the Israel Bar Association. Mr. Goldin holds Bachelor’s and Master’s degrees in economics, summa cum laude, and an LL.B. in law from Tel Aviv University, Israel.

Dr. Abraham Havron has served on the Board of Directors since May 2016. Dr. Havron is a 37-year veteran of the biotechnology industry. Since 2011, Dr. Havron has been serving a director at Kamada (NASDAQ: KMDA) where he was initially elected as an external director (within the meaning of the Companies Law) and served in such capacity until January 30, 2017, since which time he has served as an ordinary (non-external) director. From 2005 to 2013, Dr. Havron has served as the Chief Executive Officer and a director of PROLOR Biotech Ltd., which in 2013 merged with OPKO Health Inc. Dr. Havron was a member of the founding team and Director of Research and Development of Interpharm Laboratories Ltd. (a subsidiary of Merck Serono S.A.) from 1980 to 1987. Dr. Havron served as Vice-President Manufacturing and Process—Development of BioTechnology General Ltd., based in Rehovot, Israel (now, a subsidiary of Ferring Pharmaceuticals) from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Since 2014, Dr. Havron has also served on the board of directors of MediWound Ltd. (NASDAQ: MDWD) until June 2017 and Enlivex Theraputics Ltd., a private company. Dr. Havron earned his PhD in Bio-Organic Chemistry from the Weizmann Institute of Science, and served as a Research Fellow at the Harvard Medical School, Department of Radiology.

Scott R. Burell has served on the Board of Directors since October 2017. From November 2006 until November 2017, Mr. Burell served as Chief Financial Officer, Secretary and Treasurer of CombiMatrix Corporation (NASDAQ: CBMX). Prior to this, Mr. Burell had served as CombiMatrix’s Vice President of Finance since November 2001 and as its Controller from February 2001 to November 2001. From May 1999 to first joining CombiMatrix in February 2001, Mr. Burell was the Controller for Network Commerce, Inc., a publicly traded technology and information infrastructure company located in Seattle. Prior to this, Mr. Burell spent nine years with Arthur Andersen’s Audit and Business Advisory practice in Seattle. During his tenure in public accounting, Mr. Burell worked with many clients, both public and private, in the high-tech and healthcare markets, and was involved in numerous public offerings, spin-offs, mergers and acquisitions. Mr. Burell is also a member of the Board of Directors of Microbot Medical (NASDAQ: MBOT), an Israeli-based medical device company specializing in the researching, designing, developing and commercializing of transformational micro-robotics medical technologies. Mr. Burell obtained his Washington state CPA license in 1992 and is a certified public accountant (currently inactive). He holds Bachelor of Science degrees in Accounting and Business Finance from Central Washington University.

Dr. Wolfgang Ruttenstorfer has served on the Board of Directors since July 2018. Beginning in 1976, Dr. Ruttenstorfer spent a total of approximately 30 years in various capacities with OMV AG, an integrated oil and gas company headquartered in Vienna, Austria, culminating in his position as chairman of the executive board from 2002 through mid-2011. From 1997 through 1999, Dr. Ruttenstorfer stepped away from OMV to serve as Deputy Finance Minister of Austria. Since 2012, Dr. Ruttenstorfer has been a board member of NIS a.d. Novi Sad, one of the largest, vertically integrated energy companies in southeast Europe, as well as a member of the supervisory board of RHI AG, a leading global supplier of high-grade refractory products, systems and services. Since 2011, he has also served as a member of the supervisory board of Flughafen Wien, AG, the Vienna International Airport. From 2007 through 2011, Dr. Ruttenstorfer lent his expertise to Roche Holding AG, as a member of the board of directors. During the period from 2009 to early 2018, Dr. Ruttenstorfer also served at various times on a number of other supervisory boards, including that of CA Immobilien AG, Telekom Austria AG and Vienna Insurance Group AG. Dr. Ruttenstorfer received his doctorate from the University of Vienna in Economics and Business.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the re-election of Messrs. David Tsur, Adi Goldin, Dr. Abraham Havron, Scott R. Burell and Dr. Wolfgang Ruttenstorfer to the Board of Directors, each until the next annual general meeting of shareholders, as presented to the shareholders, be and the same hereby is, approved.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

The Board of Directors recommends a vote FOR each of the nominees to the Board of Directors.

PROPOSAL NO. 2

RE-APPOINTMENT OF AUDITORS

At the General Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's auditors for the year ending December 31, 2018 and for an additional period until the next annual general meeting of shareholders and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report.

It is proposed that at the General Meeting the following resolution be adopted:

”RESOLVED, that the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2018, and for an additional period until the next annual general meeting of shareholders, and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year, as presented to the shareholders, be and same hereby are approved.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

The Board of Directors recommends a vote FOR approval of this resolution.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDERS AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 1, 2018. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 1, AND THE DISTRIBUTION OF THIS DOCUMENT TO SHAREHOLDERS, ADS AND WARRANT HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER BUSINESS

Other than as set forth above, as of the distribution of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Company,

David Tsur
Chairman of the Board of Directors

Appendix A

To:

Collplant Holdings Ltd. (the “Company”)

Re: Declaration of a Nominee as a Director in a Public Company in Accordance with the Companies Law, 5759-1999 (the “Law”)

I, the Undersigned, ____, Passport No. ____, a resident of the state of ___, whose address is ____, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a Director of the Company, which is a company incorporated in Israel, and whose shares are traded on the Nasdaq Stock Market.

2.	I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. These Sections, as in effect as of the date hereof, are attached hereto as Annex A, and are integral parts of this decleration.

3.	I am aware of the duty of notice which I am subject to pursuant to Section 227A of the Law and I will fulfill them as required. This Section, as in effect as of the date hereof, is attached hereto as Annex A.

4.	I hereby declare that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of a director of the Company with respect to the Company's special needs and its size.

5.	My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as a Director of the Company, nor will they harm my ability to serve as a Director of the Company.

6.	I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my duty of loyalty towards the Company (as defined under Section 254 of the Law), I shall notify the Company's Chairman of the Board immediately, in accordance with Section 227A of the law as set forth in Annex A to this declaration.

7.	I am not serving as an external director in another company that one of the external directors of the Company serves as a director in that other company.

8.	I am aware that my declaration herein shall serve the Company in considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criteria established in accordance with the Law, and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports.

9.	This is my name, this is my signature and the facts stated above are true and correct.

Name	Passport No.	Signature